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SEC Mail Processing Section MAR 02 2017 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookline Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 20th Place South, Suite 275
(No. and Street)

Birmingham	Alabama	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Goff 706-273-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiPiazza LaRocca Heeter & Co., LLC
(Name – *if individual, state last, first, middle name*)

510 Office Park Drive, Suite 100	Birmingham	Alabama	35223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Madding King III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookline Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA



Signature

CEO

Title



Notary Public

2/2/21

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKLINE GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2016

BROOKLINE GROUP, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule 1—Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission	13


D DiPiazza
L LaRocca
H Heeter
C & Co, LLC

OFFICE LOCATION
510 Office Park Drive • Suite 100
Birmingham, AL 35223
T 205.871.9973
F 205.871.9983

MAILING ADDRESS
P.O. Box 530095
Birmingham, AL 35253-0095

MEMBERS
AICPA
Alabama Society of CPAs
Center for Audit Quality
GAQC
EBPAQC

www.dlhcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Brookline Group, LLC

We have audited the accompanying statement of financial condition of Brookline Group, LLC (an Alabama limited liability company) as of December 31, 2016, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of Brookline Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookline Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Brookline Group, LLC's financial statements. The supplemental information is the responsibility of Brookline Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiPiazza LaRocca Heeter & Co., LLC

DiPiazza LaRocca Heeter & Co,. LLC
February 28, 2017



OFFICE LOCATION
510 OFFICE PARK DRIVE • SUITE 100
BIRMINGHAM, AL 35223
T 205.871.9973
F 205.871.9983

MAILING ADDRESS
P.O. BOX 530095
BIRMINGHAM, AL 35253-0095

MEMBERS
AICPA
ALABAMA SOCIETY OF CPAS
CENTER FOR AUDIT QUALITY
GAQC
EBPAQC

WWW.DLHCPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Brookline Group, LLC

We have audited the accompanying statement of financial condition of Brookline Group, LLC (an Alabama limited liability company) as of December 31, 2016, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of Brookline Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookline Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Brookline Group, LLC's financial statements. The supplemental information is the responsibility of Brookline Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiPiazza LaRocca Heeter & Co., LLC

DiPiazza LaRocca Heeter & Co,. LLC
February 28, 2017

Brookline Group, LLC

Statement of Financial Condition
December 31, 2016

Assets	
Current Assets	
Cash	$ 75,196
Non restricted securities	20,514
Accounts receivable	16,522
Total current assets	112,232
Noncurrent Assets	
Warrants (not readily marketable)	343,545
Property and equipment, net	4,846
Prepaid expenses	12,360
Total noncurrent assets	360,751
Total assets	$ 472,983
Liabilities and Members' Capital	
Current Liabilities	
Accounts payable	$ 32,701
Accrued expenses	27,146
Total current liabilities	59,847
Members' capital	413,136
Total liabilities and members' capital	$ 472,983

See notes to financial statements.

Brookline Group, LLC

Statement of Operations
Year Ended December 31, 2016

Revenues	
Investment banking and consulting	$ 319,750
Commissions	4,646
Interest income	8
Net realized and unrealized gain on investments	77,799
Total revenues	402,203
Expenses	
Salaries, commissions and related benefits	742,965
Occupancy and other office expenses	50,546
Communications	21,641
Clearing	30,045
Professional fees	91,660
Regulatory expense	29,494
Other expenses	18,376
Travel, lodging and meals	39,844
Depreciation expense	749
Total expenses	1,025,320
Net loss	$ (623,117)

See notes to financial statements.

Brookline Group, LLC

Statement of Changes in Members' Capital
Year Ended December 31, 2016

	Class A Capital	Class B Capital	Total Members' Capital
Balance at December 31, 2015	$ 1,026,253	$ -	$ 1,026,253
Contributions from members	10,000	-	10,000
Net income (loss)	(623,117)	-	(623,117)
Balance at December 31, 2016	$ 413,136	$ -	$ 413,136

See notes to financial statements.

Brookline Group, LLC

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities	
Net loss	$ (623,117)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	749
Unrealized loss on warrants	236,642
Gain on sale of investments	(355,982)
Changes in assets and liabilities:	
Accounts receivable	(9,216)
Receivables from clearing broker	2,044
Prepaid expenses and deposits	103,337
Accounts payable	(815)
Accrued compensation and other expenses	(13,995)
Total adjustments	(37,236)
Net cash used in operating activities	(660,353)
Cash Flows From Investing Activities	
Purchase of property and equipment	(4,966)
Unrealized loss on securities held for investment	41,541
Proceeds from the sale of investments	436,289
Net cash provided by investing activities	472,864
Cash Flows From Financing Activities	
Member contributions	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(177,489)
Cash	
Beginning of year	252,685
End of year	$ 75,196

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Brookline Group, LLC (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services to its clients, which include, primarily, access to new capital to its clients through private placements, private capital firms, family offices, and high net worth individuals. In 2016, the Company made a membership change request to FINRA to remove its participation in syndicate offerings. The Company's request was approved, which resulted in a change in the Company's required minimum net capital from $100,000 to $50,000. Later during 2016, the Company made further membership change request with FINRA to remove retail as a line of business. Accounts under this business line were carried by the Company's clearing firm, Sterne Agee & Leach Inc., on a fully disclosed basis and the Company did not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's request was approved, which resulted in a decrease in the Company's required minimum net capital from $50,000 to $5,000.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Members' Capital

The Company was formed on March 11, 2010 as a Limited Liability Company under state of Delaware statutes, and in 2012 it changed its domicile and is now an Alabama Company. Under terms of the LLC Operating Agreement, the Company shall have perpetual existence unless otherwise terminated in accordance with the LLC Operating Agreement. The Company has two authorized classes of members' capital, Class A and Class B. As of December 31, 2016 only Class A shares were held by members of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue

Investment banking revenues include fees and commissions arising from broker dealer private placements, investment banking services, finder's fees and advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions, are also recorded at the date they are reasonably determined.

Commission Income

The Company records commission income and related expenses on a settlement date basis. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Unrealized and Realized Gains and Losses

Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year).

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of fees and expense reimbursements earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Investments

The Company may from time to time hold investments received as part of its compensation for investment banking services. These investments are stated at fair value. During the year, the Company received compensation in the form of warrants from customers. The Company monitors these investments for changes in fair value based on pertinent qualitative and quantitative information available to management and makes appropriate changes to the fair value on the statement of financial position. The Company reviews investments for impairment and determines whether any impairment is other-than-temporary. The Company considers an impairment to be other-than-temporary when it is more likely than not that the investment will be liquidated at an amount less than its cost basis. Any other-than-temporary impairments are recognized as realized losses from investments and a new cost basis is established.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation

Depreciation is computed on the straight-line basis using a life that most closely approximates an asset's useful life. As of December 31, 2016, property and equipment consisted of computers, all of which have a five year estimated useful life.

Depreciation expense amounted to $749 for the year ended December 31, 2016.

Advertising Costs

The Company expenses advertising costs during the period in which they are incurred. During 2016, the Company charged $8,038 to advertising expense, which is included in communications expenses in the accompanying statement of operations.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. As a partnership, it is not a taxpaying entity for federal or state income tax purposes. Accordingly, no provision for income taxes has been recorded in the financial statements. All income or losses will be reported on the members' respective income tax returns.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company is not subject to income tax examinations by the U.S. federal, state or local taxing authorities for years prior to 2011, with few exceptions.

Risk and Uncertainties

Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could affect the Company's financial condition.

Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2016, the balance sheet date, through February 28, 2017, the date the financial statements were issued, and determined there have been no such events or transactions which would impact the financial statement for the year ended December 31, 2016.

Note 2. Concentrations of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At times, the balances in these accounts may have exceeded federally insured limits. The Company did not experience any losses in such accounts. The Company periodically reviewed the relative credit standing of the financial institution and believed it was not exposed to any significant credit risk on cash.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 3. Fair Value Measurements

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at

the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Following is a description of the valuation methodology used for assets measured at fair value.

Non Restricted Securities: The fair value of these investments is the market value based on quoted market prices as noted previously.

Warrants: As of December 31, 2016, warrant instruments were valued at the fair value using market quotations or Black-Scholes option-pricing of the underlying stock, reduced by the exercise price of the warrant. Warrant instruments using the Black-Scholes option-pricing model assumed a discount rate of 1.46%, expected life of 4 years, volatility of 28%, and dividend yield of 0.0 percent.

Since market quotations were not readily available for all warrant instruments, the warrants were valued at their fair value determined in good faith under procedures established by management. In determining fair value, the Company considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of December 31, 2016.

	Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Non restricted securities	$ 20,514	$ -	$ -	$ 20,514
Warrants	-	5,728	337,817	343,545
Total financial assets	$ 20,514	$ 5,728	$ 337,817	$ 364,059

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 assets).

	Warrants
Balance, beginning of year	$ 345,291
Total unrealized loss included in statement of operations	(7,474)
Balance, end of year	$ 337,817

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers during 2016.

The following table presents a schedule of financial assets held by the Company as of December 31, 2016 and the related unrealized gains and losses. Net realized and unrealized gains and losses on financial assets are included in net income.

	Cost	Fair Value	Unrealized Gain (Loss)
Non restricted securities	$ 46,090	$ 20,514	$ (25,576)
Warrants	531,861	343,545	(188,316)
Total financial assets	$ 577,951	$ 364,059	$ (213,892)

Note 4. Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2016:

	2016
Computer equipment	$ 7,174
Accumulated depreciation	(2,328)
	$ 4,846

Note 5. Commitments

The obligation for additional office space is under a Shared Services Agreement as described in Note 6.

Rental expense amounted to $43,473 for the year ended December 31, 2016 and is included in occupancy and other office expenses on the accompanying statement of operations.

The Company is subject to legal proceedings and claims arising in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 6. Related Party Transactions

The Company utilized office space and paid overhead costs under the terms of a Shared Services Agreement on a month-to-month basis. The parties of this agreement are Brookline Group, LLC and another company with which it shares partial common ownership. For the year ending December 31, 2016, total rent and overhead costs incurred totaled $9,984 and $2,400, respectively, and were determined primarily based on a proportion of space occupied and resources utilized.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires that the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c 3-1, shall not exceed certain limits. At December 31, 2016, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 8. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

Note 9. Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2016.

Note 10. Possession or Control Requirement

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to

the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2016

Computation of net capital		
Total stockholder's equity qualified for net capital	$	413,136
Deduct non-allowable assets:		
Receivable from Finra		2,388
Receivables from employees		2,627
Other investments - warrants		343,545
Property and equipment, net		4,846
Prepaid expenses and deposit		12,360
Haircuts on non marketable securities		3,077
Undue concentration		2,367
Net capital	$	41,926
Computation of basic net capital requirement		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	3,990
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	36,926
Excess net capital (net capital less 120% of minimum dollar net capital requirement)	$	35,926
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	59,847
Percentage of aggregate indebtedness to net capital		143%

See report of independent registered public accounting firm.

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2016

Reconciliation with the Company's computation		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	43,299
Audit adjustments:		(1,373)
Net capital per calculation above	$	41,926

See report of independent registered public accounting firm.